NORWEST CORPORATION DECLARES DIVIDEND DISTRIBUTION OF PREFERRED SHARE
                                 PURCHASE RIGHTS

Minneapolis, MN, September 22, 1998 -- The Board of Directors of Norwest Corporation today declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of Norwest common stock. These Rights will replace and are similar to those currently outstanding under the Company's existing shareholder rights plan, which was adopted in 1988.

"The Rights are designed to assure that all of Norwest's stockholders receive fair treatment in the event of any proposed takeover of the Company and to guard against abusive tactics to gain control of Norwest without paying all stockholders a premium for that control," said Richard M. Kovacevich, Chairman and Chief Executive Officer of Norwest. "We're not concerned about take-over attempts at this time. Given that our present plan is due to expire however, our Board decided it was in the best interest of our shareholders to renew the Rights Plan."

The Rights are intended to enable all Norwest stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

The Rights become exercisable only if a person or group acquires 15% or more of Norwest's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock.

Each Right will entitle stockholders to buy one one-thousandth (1/1000th) of a share of a new series of junior participating preferred stock for $160.

If a person or group acquires 15% or more of Norwest's outstanding common stock, each Right will entitle its holder to purchase a number of Norwest's common shares. Those shares could be purchased at the Right's exercise price, and would have a market value of twice such price. In addition, if Norwest is acquired in a merger or other transaction after a person has acquired 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these Rights. Under certain circumstances, the Company can exchange a share of Norwest common stock for each outstanding Right not held by the acquirer.

Prior to the acquisition of 15% or more of the Company's common stock by a person or group, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%.

The dividend distribution will be made on November 23, 1998, payable to stockholders of record on that date, and is not taxable to stockholders.

As is the case with the current rights plan, each share of Norwest common stock issued after the distribution date will include an attached Right. The Rights will expire on November 23, 2008.

Norwest Corporation is a $93.2 billion financial solutions company providing banking, insurance, investments, mortgage and consumer finance through 58,000 team members and 3,847 stores in all 50 states, Canada, the Caribbean, Latin America and elsewhere internationally.

CONTACT:  Teresa Morrow, Media, 612-667-0148





                                      -2-